UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2025

CONCREIT SERIES LLC

(Exact name of issuer as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	93-2238123 (I.R.S. Employer Identification No.)

1201 3rd Ave Ste 2200 Seattle, WA 98101 (Full mailing address of principal executive offices)	www.concreit.com (Issuer’s website)

(206) 350-7570

(Issuer’s telephone number, including area code)

Concreit Series 7260 Scotlyn Way White House TN membership interest;

(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION AND FIGURES

This annual report on Form 1-K contains forward-looking statements about our business, operations and financial performance, including statements about our plans, strategies and objectives. Our use of words like “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “will” and similar expressions or statements regarding future periods or events are intended to identify forward-looking statements. These statements address our plans, strategies and objectives for future operations, including in relation to future growth and availability of funds, and are based on current expectations which involve numerous risks, uncertainties and assumptions. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond our control. Although we believe the assumptions underlying the forward-looking statements, and the forward looking statements themselves, are reasonable, any of the assumptions could prove to be inaccurate and, therefore, there can be no assurance that these statements will themselves prove accurate and our actual results, performance and achievements may materially differ from those expressed or implied by these statements as a result of numerous factors, including, without limitation, those discussed elsewhere on this Form 1-K and under the heading “Risk Factors” in our offering circular dated August 14, 2023 (the “Offering Circular”), as the same may be amended or supplemented from time to time, a copy of which may be accessed here, as well as from time to time in our other filings with the Securities and Exchange Commission (the “Commission”).

In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our plans, strategies and objectives, which we consider to be reasonable, will be achieved. We do not undertake to revise or update any forward-looking statements.

Item 1. Business

Overview

CONCREIT SERIES LLC was formed in June 2023 as a Delaware series limited liability company, and together with all of its series (collectively, “Concreit”), is offering (the “Offering”) by means of its offering circular (the “Offering Circular”), limited liability company membership interests in a series (“Membership Interests”) on a “best efforts” and ongoing basis to investors who meet the Investor Suitability standards as set forth herein. (See “Investor Suitability” below). All of Concreit’s Series being offered may collectively be referred to in the Offering Circular as the “Series” and each, individually, as a “Series.” The collective Membership Interests of all Series may be referred to in the Offering Circular as the “Membership Interests” and for each Series, individually, as “Membership Interests” and the offerings of Membership Interests may collectively be referred to in this Offering Circular as the “Offering” and individually, as a “Series Offering” for each particular Series.

Concreit is organized as a series limited liability company and intends to conduct a Series Offering of Membership Interests to acquire, manage, value-add, develop, construct, lease, and/or sell real properties located throughout the United States (each, a “Property,” and collectively, “Properties”). Each Series intends to acquire Property prior to the commencement or closing of that Series Offering. Each Series will be established for the purpose of owning a single Property, and generally intends to acquire the Series Property prior to the commencement or closing of that Series Offering. The offer and sale of Membership Interests for each Series shall be made pursuant to an offering statement or post-qualification amendment, as applicable, which shall provide information relating to the Series Property such as the description and specifications of the Series Property, the acquisition price, and other relevant terms of the purchase of the Series Property (the “Series Offering Statement”). An offering statement or post qualification amendment, as applicable, will be filed to register each separate Series being offered and provide disclosure about each Property relating to a Series being offered, including financial information. Each Series will own a single Property and have a separate closing, its own profit and loss allocation, fees, and expenses. The Manager intends for each Series to elect and qualify to be taxed as a separate real estate investment trust, or “REIT”, for U.S. federal income tax purposes, commencing with the taxable year ending after the completion of each Series Offering. There are substantial benefits in establishing a REIT, as set forth in the Offering Circular. (See “Terms of the Offering”). Establishing and maintaining a REIT involves additional risks, including tax and investment risks, which will be detailed in the Offering Circular. (See “Income Tax Considerations” and “Risk Factors”).

Concreit will be managed by CONCREIT INC., a Delaware corporation (“Manager”). The Manager shall generally be responsible for the marketing and management of each Series, and the identification, evaluation, and acquisition of each Series Property. A Series Property will generally be purchased first by Concreit Properties LLC, a Delaware limited liability company and an Affiliate of the Manager (“Concreit Properties”) or an Affiliate, and the Series Property shall thereafter be sold to the particular Series, as determined by the Manager. The Manager and/or Affiliates will receive compensation for its management services, which may include property management fees and real estate commissions as further described in the Offering Circular. (See “Management Compensation” section). The Manager reserves the right to waive, assign, and/or defer any fees or reimbursements due to the Manager, in its sole discretion.

 Concreit generally intends to offer Membership Interests through Concreit’s online investment platform which can be found on www.concreit.com and their API (the “Concreit Platform”) and the mobile application (the “Concreit App”). Through the use of the Concreit Platform and Concreit App, eligible Investors may purchase Membership Interests, access account- related documentation, access other account- related functions, and receive updates as applicable.

Investment Objectives

Our primary investment objectives are:.

●	Long term capital preservation and appreciation; and

●	Consistent rental income.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease.

General Guidelines for the Acquisition of Properties

A Series will primarily use Series Offering proceeds to acquire, value-add, rehabilitate, develop, construct, lease, and/or sell Properties throughout the United States.

Properties shall generally be selected in accordance with standards provided below:

1.	Asset Classes. The purchase and acquisition of Properties shall generally be made in the following asset classes:

●	Single Family Residential Properties (“SFRs”). The units of a single-family residential property range between 1 to 2 units. These Properties will generally cost between $300,000 and $600,000 per Property and may be held for purposes of rental income.

●	Multi-Family Housing. Multi-family properties are generally properties that contain 2 or more units or multiple buildings within 1 complex in which residential tenants reside. These Properties will generally be purchased in order to be rented to tenants and/or sold as apartments or condominiums.

●	Mixed-Use Properties. A mixed-use property is either a building or a land development that combines both residential and commercial or even industrial space and uses. Such mixed- used Property can be utilized for purposes of diversification within Concreit’s real estate portfolio, as well as capital gain based on the sale of such Properties. These Properties will typically be purchased in order to be rented to tenants and sold.

2.	Location of the Properties. The Properties will primarily be located in strategic areas throughout the United States with primary focus on the top 100 MSAs (metropolitan statistical areas with populations greater than 500,000) such as Atlanta, Dallas, Austin, Charlotte, Nashville, Orlando, Jacksonville, and Oklahoma City, among others. Notwithstanding the foregoing, a Series may acquire Property in other regions of the United States, if the Manager determines in its sole discretion that it is in the best interest of the Series.

3.	Leverage. Leverage may be employed to enhance total returns to Members through senior financing on Property acquisition and/or other secured facilities. The Manager seeks to secure conservatively structured leverage to the extent obtainable on a cost-effective basis. Typically, leverage may be utilized in an amount with an as-is loan-to-value ratio of Seventy Percent (70%) expected over life of a Property, unless the Manager determines in its sole discretion that it is in the best interests of the Series to exceed such ratio in any single or multiple instances. To determine the value of the Property, the Manager may use the acquisition price, appraised value, development costs, or other determination of value in the sole discretion of the Manager at the time of procurement of any debt. Any loan procured will be non- recourse to the Members. The Manager (including its principals) and/or Concreit may provide loan guarantees or be required to do so.

4.	Timeline. The timeline for a property’s development, rehabilitation, value-add, or otherwise stabilization, will range from Three (3) to Thirty-Six months (36) months from the date of each acquisition. Notwithstanding the foregoing, the estimated timeline is not guaranteed, and certain Properties may take longer to stabilize and/or develop due to variety of reasons, including, without limitation: construction issues, unexpected environmental conditions, changes in supply and demand, governmental regulations, zoning restrictions, changes in material and labor shortages, increases in the costs of labor and materials, changes in construction plans and specifications, tenant demand, and other market conditions.

5.	Fire and Casualty Insurance. Satisfactory fire and casualty insurance will be obtained for all Properties and will name the relevant Series as its loss payee.

6.	Title Insurance. Satisfactory title insurance coverage will be obtained for all Properties. The title insurance policy will name the relevant Series as the insured and provide title insurance in an amount not less than the principal amount of the value of the Property.

7.	Environmental Reports. Environmental reports will not typically be ordered on a Property purchased or otherwise acquired by the Series.

8.	Acquisition Mechanics. Each Series will acquire its Series Property prior to the commencement or Closing of that Series Offering. Each Series Property will be fully described in the Series Offering, which shall provide information relating to the Series Property being offered, such as the description and specifications of the Series Property, the purchase price of the Series Property, and the relevant terms of the acquisition. A Series may acquire its Property either from an Affiliate or from an unaffiliated third-party.

●	Acquisition of Property. Concreit Properties or an Affiliate may enter into a purchase and sale agreement with the third-party seller to acquire Property on behalf of a Series. Concreit Properties or an Affiliate will negotiate with the third-party seller (on behalf of the Series) the purchase price for the Property and related purchase terms and conditions which will be specified in a purchase and sale agreement, by and between Concreit Properties (or Affiliate) and the Property seller. Once the new Series is established, Concreit Properties (or Affiliate) will either assign the purchase and sale agreement to that Series or the purchase and sale agreement will be re-executed with the new Series as the buying party.

●	Purchase Price. Purchase price funds to acquire a new Property may be provided by a combination of mortgage proceeds and cash payment. The funding and closing of the Property’s acquisition may take place prior to the beginning of the Series Offering, during the Series Offering, or at the Closing of the Series Offering.

The Series will purchase the Property at a purchase price equal to the price Concreit Properties or Affiliate actually paid for the Property (inclusive of acquisition and closing costs). The Series will purchase the Property through the issuance to Concreit Properties (or Affiliate) of a promissory note in the full amount of the purchase price of the Series Property inclusive of acquisition and closing costs.

The Series will repay the promissory note, along with accrued interest at a to-be-determined annual interest rate, with net proceeds from the Series Offering. Prior to the repayment of the note, the Manager or Concreit Properties may retain all rental income derived from the Series Property, net of concessions, taxes, insurance, HOA dues, and costs of repair, as applicable.

9.	Special Purpose Entities. A Series may hold its Property in a wholly owned limited liability company subsidiary organized in the state where the Property is located. A Series may also acquire the Property directly, in the sole discretion of the Manager. The Series may joint venture with third parties in the acquisition and/or development of the Property, as determined by the Manager, provided the Manager’s estimate of the return on the Series’ equity investment in such joint venture vehicles justifies such investment and relationship, and provided that the Series will retain at least majority ownership and all operational control.

10.	Property Disposition. Properties are currently anticipated to be held for a period of Five (5) to Seven (7) years, and each Series shall generally begin the dissolution and wind up of its business activities, including the sale of the Series Property, Three (3) years after the end of the Investment Period (including any extensions, as applicable), subject to market conditions and the Property’s performance and status, as determined by the Manager. Notwithstanding the foregoing, the Manager may determine that it is in the best interests of the Members to sell a Series Property earlier than Five (5) years or to hold a Series Property for more than Seven (7) years. Additionally, any sale of a Property will be subject to lessee rights.

The Manager will seek to achieve a selling price that maximizes the capital appreciation for the Series’ Members based on then-current market conditions.

Property Oversight

A Series, through the Manager, Affiliate, or a third-party, may perform a variety of operational and/or development/construction activities, which may include one or more of the following without limitation: performing development feasibility assessments, seeking appropriate planning, land use and other regulatory approvals, and negotiating service agreements, as well as, property management services, leasing, maintenance, or other services necessary, whether through a third-party or an Affiliate, as determined by the Manager.

Tenants Selection

The Manager intends to seek out tenants who are financially responsible and capable of paying rent. The Manager shall conduct due diligence on prospective tenant applicants by (a) verifying income, (b) running credit checks, (c) performing criminal background checks, and/or (d) requesting references from previous landlords. While the Manager does not have specific standards for these items, the Manager will use such screening methods to determine whether a potential lessee is financially responsible.

Activities of Concreit

All sourcing, due diligence, underwriting, bidding process, oversight, origination of capital, and reporting of Properties will be done by the Manager or an Affiliate for the benefit of each Series. The Manager may also endeavor to directly obtain financing for a Property. With respect to obtaining debt financing from an Affiliate, the arrangements and terms, including fees, will be based on the market rate at the time of financing. Alternatively, the Manager may engage a third-party to arrange financing as needed. Any fees attributable to obtaining debt financing, from an Affiliate or otherwise, will be treated as an expense to the applicable Series.

The Manager may subcontract due diligence and asset management functions to third parties (e.g., property management companies, appraisers, inspectors, subcontractors, real estate brokers, accountants, etc.) for the benefit of a Series. The costs of retaining third parties for these purposes shall be considered Series expenses as reasonably determined by the Manager.

Competition

Competitive variables include market presence and visibility, amount of capital to be invested per investment and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential Real Estate Investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our latest Offering Circular filed with the SEC and may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of membership interests.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this Annual Report. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors,” “Special Note Regarding Forward Looking Information” and in other parts of this Annual Report.

Overview

On August 22, 2023 we submitted our offering circular to the SEC, and we received our notice of qualification on December 22, 2023. On September 19, 2024 the offering circular was withdrawn. On September 19, 2024 the offering circular was resubmitted to the SEC, and we received our notice of qualification on November 5, 2024.

Concreit will be managed by CONCREIT INC., a Delaware corporation (“Manager”). The Manager shall generally be responsible for the marketing and management of each Series, and the identification, evaluation, and acquisition of each Series Property. A Series Property will generally be purchased first by Concreit Properties LLC, a Delaware limited liability company and an Affiliate of the Manager (“Concreit Properties”) or an Affiliate, and the Series Property shall thereafter be sold to the particular Series, as determined by the Manager. The Manager and/or Affiliates will receive compensation for its management services, which may include property management fees and real estate commissions as further described below. (See “Management Compensation” section). The Manager reserves the right to waive, assign, and/or defer any fees or reimbursements due to the Manger, in its sole discretion.

We intend to make an election to be taxed as a REIT under the Code, commencing with our taxable year ending December 31, 2024, which may be extended by Manager in its sole discretion. If we qualify as a REIT for U.S. federal income tax purposes, we generally will not be subject to U.S. federal income tax to the extent we distribute qualifying dividends to our Investor Members. If we fail to qualify as a REIT in any taxable year after electing REIT status, we will be subject to U.S. federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for U.S. federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and cash available for distribution.

We believe that we will be organized and will operate in a manner that will enable us to qualify for treatment as a REIT for U.S. federal income tax purposes, and we intend to continue to operate so as to remain qualified as a REIT for U.S. federal income tax purposes thereafter.

Cash Distributions

There are two general categories of income derived from a Series:

(1) Periodic Cash Flow; and

(2) Capital Transaction Proceeds.

“Periodic Cash Flow” is income that is generally made on a periodic basis with a certain frequency. An example of Periodic Cash Flow may be rental income from a Property, and/or other periodic cash flow generated from a Property.

“Capital Transaction Proceeds” are transaction-based income derived from a Property. Transaction-based income includes, without limitation, the sale, refinance, and/or disposition of a Property.

In the event of uncertainty or ambiguity as to whether a source of income is categorized as Periodic Cash Flow or Capital Transaction Proceeds, the Manager shall have the sole and absolute discretion to determine such a category. The manner in which income is distributed from a Series will depend on the source of income, as further detailed below.

Periodic Cash Flow

For each Series, Periodic Cash shall be distributed to such Series Members on a quarterly basis in the following manner:

1.	First, to pay for Series’ expenses, costs and fees (including, without limitation, payment of outstanding debt (if any), administrative costs, legal expenses accounting fees) and any allocation of Capital Expenditure Reserve (as applicable) for the Series;

2.	Second, to pay the Asset Management Fee (as defined below) to the Manager;

3.	Thereafter, One Hundred Percent (100%) of any excess distributable cash shall be distributed to the Series’ Members on a pro-rata basis (based on the total aggregate amount of Membership Interests in the Series).

Capital Transaction Proceeds:

Upon the sale, disposition, and/or refinance of a Property, Capital Transaction Proceeds shall be distributed to the Series’ Members in the following manner:

1.	First, to pay for the Series’ expenses, costs and fees (including, without limitation, payment of outstanding debt (if any), administrative costs, legal expenses accounting fees) and any allocation of Capital Expenditure Reserve (as applicable) for the Series;

2.	Second, to pay the Asset Management Fee to the Manager;

3.	Third, to return any unreturned capital contributions until the Member’s capital contributions to the Series has been fully repaid; and

4.	Thereafter, One Hundred Percent (100%) of any excess distributable cash shall be distributed to the Series’ Members on a pro-rata basis (based on the total aggregate amount of Membership Interests in the Series).

All excess cash will be distributed to Members in accordance with the sequence as noted above, and shall be prorated as applicable for the amount of time that a Member was a member of the Series during such accounting period. Excess distributable cash is not cumulative nor guaranteed.

DISTRIBUTIONS OF THE EXCESS DISTRIBUTABLE CASH ARE NOT A GUARANTEED DISTRIBUTION AND ARE SUBJECT TO THE CASH AVAILABILITY OF THE PARTICULAR SERIES. THE MANAGER AND CONCREIT MAKE NO GUARANTEES, ASSURANCES, OR COMMITMENTS TO THE DISTRIBUTION OF ANY RETURNS. DISTRIBUTIONS SHALL ONLY BE MADE AT THE MANAGER’S DISCRETION AND TO THE EXTENT THAT CASH IS AVAILABLE AND THAT SUCH DISTRIBUTIONS WILL NOT IMPACT THE CONTINUING OPERATIONS OF CONCREIT.

Redemption Policy and Other Events of Disassociation

The Manager may, at its sole and absolute discretion, cause a Series to repurchase Membership Interests from Members desiring to resign from the Series or as a part of a plan to reduce the outstanding capital of the Series. There is no guarantee that the Series will have sufficient funds to cause the redemption of any Membership Interests. Therefore, any investment in a Series should be considered illiquid.

A Series may also expel a Member for cause if the Member has materially breached or is unable to perform the Member’s material obligations under the Operating Agreement. A Member’s expulsion from the Series will be effective upon the Member’s receipt of written notice of the expulsion by the Series.

Upon any expulsion, transfer of all of Membership Interests, withdrawal or resignation of any Member, an event of disassociation shall have occurred and (a) the Member’s right to participate in the Series’ governance, receive information concerning the Series’ affairs and inspect the Series’ books and records will terminate and (b) unless such disassociation resulted from the transfer of the Member’s Membership Interests, the Member will be entitled to receive the distributions to which the Member would have been entitled as of the effective date of the dissociation had the dissociation not occurred until the Member has fully redeemed or withdrawn its Membership Interests in accordance with the terms herein. The Member will remain liable for any obligation to the Series that existed prior to the effective date of the dissociation, including, without limitation, any costs or damages resulting from the Member’s breach of the Operating Agreement. Under most circumstances, the Member will have no right to any return of its capital prior to the termination of the Series unless the Manager elects, at its sole and absolute discretion, to return capital to a Member.

The effect of redemption or disassociation on Members who do not sell or return their Membership Interests will be an increase in each Member’s respective percentage interest in the Series and therefore an increase in each Member’s respective proportionate interest in the future earnings, losses and distributions of the

Series and an increase in the respective relative voting power of each remaining Member. Notwithstanding anything to the contrary herein, redemption shall be at the sole and absolute discretion of the Manager and the Manager shall not be compelled to redeem or repurchase Membership Interests at any time or for any reason.

The redemption of Membership Interests shall be subject to the Series’ availability of sufficient cash to pay the expenses of the Series, maintain any Capital Expenditure Reserve and pay the redemption or withdrawal amounts to other Members who requested withdrawal or redemption in the order of the request. No redemption may be made that would render the Series unable to pay its obligations as they become due. A Series shall not be required to sell its assets to raise cash to effectuate any redemption.

A redeeming Member shall have the rights of a transferee until such time as the Series has actually redeemed those Membership Interests, that is, the Member shall be entitled to receive distributions, but shall not be entitled to vote. Redeemed Membership Interests revert to authorized but unissued Membership Interests and the former holder retains no interest of any kind in such Membership Interests.

As of December 31, 2025 there were no redemptions or other events of disassociation.

Sources of Operating Revenues and Cash Flows

A Series property may generate income derived from Periodic Cash Flow and/or Capital Transaction Proceeds.

Operating Results

Revenue

Periodic Cash Flow and /or Capital Transaction Proceeds

Revenues are generated at the Series level and are derived from leases on the Series property. All revenues generated by each Series during the years ended December 31, 2025 and December 31, 2024 as listed in the table below.

Rental Income
Series	December 31, 2025	December 31, 2024
7260 Scotlyn Way (The Belfort)	$30,000	$30,304
7280 Scotlyn Way (The Warranty)	28,477	—
9308 SW 28th St. (Monarch)	11,040	—
933 Burlington Ave	12,437	—
904 Crimson Wolf Rd	—	—
	$81,954	$30,304

Expenses

Each Series incurred the following operating expenses during the years ended December 31, 2025 and December 31, 2024. The operating expenses incurred prior to the closing of an offering related to any of the Series are being paid by our Manager and are reimbursed by such Series out of the gross offering proceeds upon closing of the relevant Series offering. Such operating expenses include real estate taxes, property insurance, Home Ownership Association (HOA) fees, legal fees, other professional fees, depreciation, and repair and maintenance costs.

Upon closing, each individual series becomes responsible to fund its own operating expenses. The following table summarizes the total operating expenses by series as of December 31, 2025 and December 31, 2024.

Operating Expenses
	December 31, 2025			December 31, 2024
Series	Operating expenses	Depreciation	Total expenses	Operating expenses	Depreciation	Total expenses
7260 Scotlyn Way (The Belfort)	$15,443	$11,587	$27,030	$19,879	$11,588	$31,467
7280 Scotlyn Way (The Warranty)	9,107	11,448	20,555
9308 SW 28th St. (Monarch)	9,600	5,302	14,902
933 Burlington Ave	4,492	3,808	8,300
904 Crimson Wolf Rd	8,770	3,451	12,221
	$47,412	$35,596	$83,008	$19,879	$11,588	$31,467

By way of example, as of the date hereof it is anticipated that revenues and expenses will be allocated as follows:

Revenue or Expense Item	Details	Allocation Policy
Revenue	A Series Property may generate income derived from Periodic Cash Flow and/or Capital Transaction Proceeds	Allocable directly to the applicable Series Property
Acquisition Expenses	Appraisal and valuation fees (if incurred pre-closing)	Allocable directly to the applicable Series Property
	Pre-purchase inspection	Allocable directly to the applicable Series Property
	Closing costs	Allocable directly to the applicable Series Property
	Interest expense, if any, when an underlying Series Property is purchased by a Series through a loan prior to the Series Closing	Allocable directly to the applicable Series Property
Offering Expenses	Legal expenses related to the preparation of regulatory paperwork (Series Offering materials) for a Series	Not allocable; to be borne by the Manager
	Audit and accounting work related to the regulatory paperwork or a Series	Allocable directly to the applicable Series Property
	Compliance work including diligence related to the preparation of a Series	Not allocable; to be borne by the Manager
	Insurance of a Series Property as at time of acquisition	Allocable directly to the applicable Series Property
	Preparation of marketing materials	Not allocable; to be borne by the Manager
Operating Expenses	Property management fee	Allocable directly to the applicable Series Property
	Asset management fee	Allocable directly to the applicable Series Property
	Audit and accounting work related to the regulatory paperwork of a Series	Allocable directly to the applicable Series Property
	Security (e.g. surveillance and patrols)	Allocable directly to the applicable Series Property
	Insurance	Allocable directly to the applicable Series Property
	Maintenance	Allocable directly to the applicable Series Property
	Property marketing or lease concessions, including special offers and terms	Allocable directly to the applicable Series Property
	Property disposition fee	Allocable directly to the applicable Series Property
	Interest expense, if any, when a Series Property holds any type of term loan or line of credit	Allocable directly to the applicable Series Property
	Audit, accounting and bookkeeping related to the reporting requirements of a Series	Allocable directly to the applicable Series Property
Indemnification Payments	Indemnification payments under the Operating Agreement	Allocable directly to the applicable Series Property

Notwithstanding the foregoing, the Manager may revise and update the Allocation Policy from time to time, which updates shall be disclosed in the Series Offering Statement.

Liquidity and Capital Resources

Our Manager will finance the business activities of each Series. Upon the first closing of a particular Series offering, the Manager is reimbursed out of the proceeds of the relevant offering. Until such time as the Series have the capacity to generate cash flows from operations, our Manager may cover any deficits through capital contributions, which may be reimbursed upon closing of the relevant offering.

Cash and Cash Equivalent Balances

Cash is held at the Series level. The following table summarizes the cash and cash equivalents held by each series as of December 31, 2024 and 2023.

Cash & Cash Equivalents
Series	December 31, 2025	December 31, 2024
7260 Scotlyn Way (The Belfort)	$31,264	$29,173
7280 Scotlyn Way (The Warranty)	25,985	—
9308 SW 28th St. (Monarch)	3,112	—
933 Burlington Ave	9,620	—
904 Crimson Wolf Rd	—	—
	$69,981	$29,173

Outlook and Recent Trends

Following the Federal Reserve’s aggressive rate hiking cycle of 2022–2023, the Fed has since pivoted toward gradual easing. After holding steady for much of 2025, the Fed cut interest rates three times — in September, October, and December — bringing the federal funds rate down to a range of 3.50%–3.75%, representing a total reduction of 1.75% from the peak of 5.25%–5.50%. Despite this progress, the Fed has held rates steady at the 3.50%–3.75% range at its most recent meetings, balancing expectations for a pickup in inflation against a soft but stable labor market, while noting elevated uncertainty. Policymakers have signaled one further reduction in the federal funds rate in 2026, though the timing remains unclear.

Risks related to persistent inflation, geopolitical instability, and ongoing regulatory uncertainty could continue to adversely affect growth and the values of our Real Estate Investments. Interest rates remain higher than pre-pandemic levels, and while the intense fluctuations of prior years have calmed, riskier property types continue to encounter wider spreads and more cautious lending terms. In the event market fundamentals deteriorate, our real estate portfolio may be impaired as a result of lower occupancy, lower rental rates, and/or declining values. These circumstances may also materially impact the cost and ability of our Manager to acquire new investments with attractive risk/reward opportunities.

As a protective measure against interest rate fluctuations and regulatory uncertainty, the Series intends to use none to a minimal amount of debt. This approach allows the Manager flexibility to secure long-term, fixed-rate financing at a later date when terms become more attractive, thereby mitigating refinancing and interest rate risk.

Over the near term, management is cautiously optimistic about the opportunity set ahead. The 2026 market will reward discipline and selectivity — investors and operators who focus on asset quality, steady cash flow, and markets with long-term demand will be positioned to seize the best opportunities as the market continues rebuilding. Capital markets are improving as pricing stabilizes, investors return, and transaction volume is expected to grow meaningfully in 2026. We continue to leverage our proprietary network of relationships to identify investments offering attractive risk-adjusted returns in our targeted markets. By maintaining modest or no leverage and targeting shorter investment durations, we believe we remain well-positioned relative to our competitors should current market dynamics deteriorate unexpectedly.

Off-Balance Sheet Arrangements

As of the December 31, 2025 we do not have any off-balance sheet arrangements.

Related Party Arrangements

See Note 5 for “Related Party Fees and Expenses”.

See also “Conflicts of Interests” in our Offering Circular.

Recent Developments

See Note 7 for subsequent events and transactions since December 31, 2024.

Other

None.

Item 3. Directors and Officers

Our Manager

The Manager of Concreit and each Series is Concreit Inc., a Delaware corporation formed under the laws of Delaware on October 8, 2018. The Manager will manage and direct the affairs of each Series, and Concreit in general. The Manager has established a board of directors consisting of Four (5) members, Sean Hsieh, Jordan Levy, Andy Liu, Dana Stalder, and Joshua Herman. The executive offices of the Manager are located at 1201 3rd Ave., Suite 2200, Seattle, Washington 98101.

Executive Officers and Directors

The following table sets forth certain information with respect to each of the directors and executive officers of the Manager:

Individual	Age	Position Held with the Manager
Sean Hsieh	41	Chief Executive Officer, Board Member
Mark Young	51	Chief Investment Officer
Jordan Levy	41	Chief Technology Officer, Board Member
Andy Liu	49	Board Member, non-employee
Dana Stalder	57	Board Member, non-employee
Joshua Herman	40	Board Member, non-employee

Biographical Information

Set forth below is biographical information of the Manager’s executive officers.

Sean Hsieh, Chief Executive Officer

Sean Hsieh serves as the CEO & Founder at Concreit Inc., a fractional real estate investing platform and robo-advisor built for everyday investors. Concreit Inc. is working on reshaping the experience of investing in commercial real estate by making it social and changing its behaviors of liquidity and payouts. The platform offers investors the ability to access shares of investment properties and financial goal management with customized portfolios.

Sean is an avid real estate operator, lifelong technologist, and serial entrepreneur. Sean also serves as a manager for Concreit Fund I LLC, an innovative private lending fund that focuses on real estate debt investments. Sean has acquired and operated his personal real estate portfolio with over $10m of transaction value. Prior to Concreit Inc., he co-founded and sold Flowroute Inc., an international telecommunications service provider based in Seattle, serving as the first virtual carrier nationwide carrier with a focus on API- driven and programmatic communications.

Sean graduated with a B.S. from the school of Information and Computer Science at the University of California, Irvine. He is an active volunteer, supporter and community member in the Greater Seattle area focused on helping to foster innovation and a stronger community.

Mark Young, Chief Investment Officer

With more than 25 years of experience in real estate investments, development and asset management, Mark serves as the Chief Investment Officer of Concreit. He held roles as Portfolio Manager, Head Trader, Credit Research, and Risk Manager for Prudential Asia Fixed Income Fund Management in Hong Kong and New York where he was responsible for setting up and managing four Asia based fixed income funds with over US$250 million in assets. In their best performing year, their fund achieved the single highest return in company history in its asset class, beating its benchmark by 6 percentage points. In addition, he advised on global transactions for Prudential Investments totaling over US$200 million. In the Bay Area, Mark managed the strategic acquisition and development strategies for real estate projects totaling US$200 million in asset value. He currently serves as one of the General Partners for 150 Post Street in San Francisco’s Union Square, a 117,435 square foot, 7- story trophy asset, which is home to startup accelerator Y-Combinator’s San Francisco campus.

Mark is a graduate of the Haas School of Business at the University of California, Berkeley, with an emphasis in International Business. He is a distinguished volunteer, acknowledged by both the City of San Francisco and the Governor of California, for his exceptional efforts in elevating the AAPIcommunity.

Jordan Levy, Chief Technology Officer

Jordan is the Co-Founder and Chief Technology Officer at Concreit, Inc., a fractional real estate investing platform and robo- advisor built for everyday investors. Concreit Inc., is working on reshaping the experience of investing in commercial real estate by making it social and changing its behaviors of liquidity and payouts. The platform offers investors the ability to access shares of investment properties and financial goal management with customized portfolios.

Jordan is a proven entrepreneur and software engineering professional. Jordan also serves as a manager for Concreit Fund I LLC, a private lending fund focused on short-term first-lien mortgages collateralized by real estate across the United States. Jordan previously served as Co-Founder and CTO at Flowroute Inc., an international telecommunications service provider based in Seattle, becoming the first virtual carrier with a focus on API-driven and programmatic communications. At Flowroute, he built the first iteration of the company’s industry-redefining platform and led the team that developed, implemented, and maintained all technology services and infrastructure in the company. Jordan is also an angel investor and advisor for early- stage startup companies. He is a drummer and multi-instrumentalist who loves jamming with friends when he is not busy with family. Jordan graduated with high honors from the University of California, Irvine, where he earned a B.S. in Physics and a B.S. in Information and Computer Science.

Dana Stalder, Director

Mr. Stalder brings over 25 years of experience as a technology company operator and investor. His experience spans multiple disciplines including sales, marketing, finance, technology and product management at companies such as eBay, Netscape, and PayPal. Dana is an expert in FinTech and an active FinTech and consumer internet investor in Silicon Valley. Dana holds a Bachelor of Science in Commerce from Santa Clara University, and began his career at Ernst & Young advising technology companies. His executive experience extends to positions held at Netscape Communications, AOL, Respond.com, eBay and PayPal before joining Matrix Partners in 2008 as a General Partner. His investments focus primarily on FinTech, Consumer Marketplaces, and Enterprise Software. Dana currently serves on the Board of Directors of several private US-based technology companies.

Andy Liu, Director

Mr. Liu is a co-founding partner of Unlock Venture Partners. He is a serial entrepreneur, most recently as a co-founder and CEO of BuddyTV (an online video portal acquired by Vizio). Prior to BuddyTV, Andy was the co-founder and CEO of NetConversions which was acquired by aQuantive (AQNT), where he then served as VP & GM, Atlas NetConversions. Andy had previously worked in a variety of roles at Active Voice, Safeware, Boeing, and AT&T. He also serves on the non-profit board of Future Hope, which provides technology and leadership education to the impoverished and marginalized.

Joshua Herman, Director

Mr. Herman brings over 15 years of experience in the financial services industry, with a focus on banking and wealth management. His experience spans multiple disciplines including business development, sales, and leadership at companies such as Frankenmuth Credit Union and CU WealthNext. Prior to joining Frankenmuth Credit Union in 2019, Joshua served as a Principal Examiner with the National Credit Union Administration (NCUA), where he gained valuable regulatory experience. Joshua holds a strong background in risk management, having chaired the Risk Committee at Frankenmuth Credit Union. He currently serves as CEO of CU WealthNext, a wealthtech holding company CUSO dedicated to empowering financial institutions with innovative solutions. Joshua’s expertise focuses primarily on financial institution innovation, wealth management, and fintech partnerships.

Compensation of Directors and Executive Officers

Concreit has no officers or directors. It is managed solely by Concreit Inc. No portion of the officer’s compensation was paid from or will be paid from the income generated by Concreit. Concreit will not directly pay any compensation to the officers of the Manager.

Compensation of our Manager

The Manager will be responsible for directing the management of Concreit’s and Series’ business and affairs, managing the day-to-day affairs, and implementing the investment strategy. The Manager will perform its duties and responsibilities pursuant to the Operating Agreement, and shall be compensated in accordance therein.

The following discussion summarizes some important areas of compensation to be received by the Manager. If the Manager waives, defers, or assigns to a Series any of its respective compensation, the Manager will be entitled to recover the same at a later time within the same calendar year only. Notwithstanding the foregoing, the Manager has no obligation to waive, defer, or assign to a Series any portion of such compensation at any time.

Form of Compensation	Estimated Amount or Method of Compensation
ASSET MANAGEMENT FEE	The Manager shall earn an asset management fee (“Asset Management Fee”) equal to an annualized rate of One Percent (1%) of the capital contributions to the Series. The Asset Management Fee shall be paid out of the net operating income of the Series. Any leverage that is utilized in the Series to acquire Property or otherwise shall not be included in calculating the Asset Management Fee for the Series.
SERIES PROPERTY MANAGEMENT FEE

The Manager may retain the services of a third-party property manager who shall be entitled to receive a monthly property management fee for managing a Series’ Property (“Property Management Fee”). The Property Management Fee shall generally equal an annualized rate of Eight Percent (8%) of the monthly gross rents received from the Series Property and calculated as an expense within each Series.

To the extent that the third-party property manager is paid a fee less than the Eight Percent (8%) charged to a Series, the Manager will receive the difference as income. The Property Management Fee will be negotiated with a local property manager on a case-by-case and arms’ length basis. Notwithstanding the foregoing, the Manager or its Affiliate may manage the Properties itself, at the Manager’s discretion. In certain circumstances the nature of the property management needs may be different from one Series Property to another, such as a Series property being operated a short-term rental, and in these cases the property management fee will be set at a rate that is negotiated with a third-party property manager, which generally ranges anywhere from twenty to forty percent (20% - 40%) of the monthly gross rents received.

The actual amount of Property Management Fees for each Series cannot be determined at this time, as these fees are dependent upon the location and value of each Series Property.

CONSTRUCTION MANAGEMENT FEE	The Manager may receive a construction management fee (“Construction Management Fee”) for acting as the general contractor and/or construction manager to construct improvements, supervise and coordinate the project, or provide major repairs or rehabilitations on a Property. The Construction Management Fee will depend on the Property and shall generally range from Five Percent (5%) to Fifteen Percent (15%) of the construction cost spent on such Property, including, without limitation, materials and labor expenses, professional fees, and other fees, costs, or expenses, less the purchase price of the Property.

REAL ESTATE DISPOSITION FEE

The Manager may retain the services of an Affiliate or a third-party real estate broker to sell a Property, and such Affiliate or third-party real estate broker shall receive fees at rates customarily charged for similar services by companies engaged in the same or substantially similar activities in the relevant geographical area.

Each Series will be charged a “Property Disposition Fee” that will cover Property sale expenses such as brokerage commissions, and title, escrow and closing costs.

Such Property Disposition Fees are currently anticipated to range between Six Percent (6%) and Seven Percent (7%) of the sale price and shall be considered an expense of the Series.

The actual amount of real estate commissions cannot be determined at this time, as these commissions are dependent upon the location and value of each Series Property.

OPERATING EXPENSES

The Manager shall be entitled to reimbursement by each Series (but only to the extent the Series’ assets are sufficient thereof) for reasonable and necessary out-of- pocket expenses incurred in connection with the operation of the Series and Series activity (the “Operating Expenses”).

Operating Expenses are such costs and expenses incurred in connection with the operation and management of the Series Property, including but not limited to HOA fees, Property security and maintenance, insurance, interest expenses (as applicable) banking and transactional fees, legal expenses arising from property operations, and any similar expenses that may be determined to be Operating Expenses, as determined by the Manager in its reasonable discretion.

If Operating Expenses exceed the amount of revenue generated from a Series Property and cannot be covered by any Capital Expenditure Reserves on the balance sheet of such Series Property, the Manager may:

a) pay such Operating Expenses and not seek reimbursement,

b) loan the amount of the Operating Expenses to the applicable Series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by the Series Property, and/or

c) cause additional Membership Interests to be issued in the Series in order to cover such additional amounts.

OFFERING EXPENSES AND ACQUISITION EXPENSES

Each Series will generally be responsible for certain fees, costs and expenses incurred in connection with the offer and sale of Membership Interests associated with the particular Series (the “Offering Expenses”). Each Series Offering will reimburse the Manager for Offering Expenses actually incurred by the Manager on behalf of a Series, in accordance with the Allocation Policy and as determined by the Manager in its reasonable discretion (and excludes ongoing costs described in Operating Expenses).

Each Series will be responsible for any and all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, and acquisition of the Series Property incurred prior to the Series’ Closing, including real estate commissions, appraisal fees, research fees, transfer taxes, third party industry and due diligence experts, bank fees, and interest, as applicable, (the “Acquisition Expenses”). Each Series will reimburse the Manager for Acquisition Expenses actually incurred by the Manager on behalf of a Series in accordance with the Allocation Policy and as determined by the Manager in its reasonable discretion. The Acquisition Expenses will be payable from the proceeds of each Series Offering and each Series shall reimburse the Manager for any such Acquisition Expenses advanced by the Manager.

Item 4. Security Ownership of Management and Certain Securityholders

Our Series is managed by Concreit Inc., the Manager, who will also be the Manager of all of our series. The Manager currently does not own, and at the closing of each series offering is not expected to own, any of the interests in any series.

No executive officers and directors beneficially own more than 10% of any series of our Series. Additionally, no other security holders beneficially own more than 10% of any series of our Series..

The Manager or an affiliate of the Manager may purchase interests in any series of our Series on the same terms as offered to investors. Additionally, the Manager may acquire interests in any series of our Series in the event that a promissory note issued to the Manager in connection with the acquisition of a series property, if outstanding, is not repaid on or prior to its maturity date, at which point, the outstanding balance of the promissory note will be converted into series interests under the same terms as in the applicable series offering.

Item 5. Interest of Management and Others in Certain Transactions

For further detail, please see Note 5 – Related Party Fees and Expenses.

Please see also “Conflicts of Interests and Related Party Transactions” in our Offering Circular.

Item 6. Other Information

None.

Item 7. Financial Statements

CONCREIT SERIES LLC AND ITS SERIES

CONSOLIDATING FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025 AND DECEMBER 31, 2024

Together with

Independent Auditors’ Report

Concreit Series LLC

INDEPENDENT AUDITORS’ REPORT

To the Members and Management of Concreit Series, LLC

Opinion

We have audited the accompanying financial statements of Concreit Series, LLC (the “Series”, “Concreit”), which comprise the consolidating statements of financial condition as of December 31, 2025 and 2024, and the related consolidating statements of income, changes in members’ equity and cash flows for the years then ended, and the related notes (referred to as “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Series as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Series and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Series’ Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Series will continue as a going concern. As discussed in Note 1 to the financial statements, the Series requires capital to operate and commence planned principal operations and has stated that substantial doubt exists about the Series’ ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Series’ ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Series’ internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Series’ ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Newport Beach, California
May 1, 2026

CONCREIT SERIES LLC

CONSOLIDATING STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2025 AND 2024

	Belfort	Scotlyn	Monarch	933 Burlington	904 Crimson	2025 CONSOLIDATED	2024 CONSOLIDATED

Assets
Current assets:
Cash and cash equivalents	$31,264	$25,985	$3,112	$9,620	$—	$69,981	$29,173
Due from third party property manager	2,297	1,763	2,175	2,142	—	8,377	5,212
Total current assets	33,561	27,748	5,287	11,762	—	78,358	34,385
Property held for investment, net	357,875	362,426	213,404	277,807	251,803	1,463,315	369,462
Total assets	$391,436	$390,174	$218,691	$289,569	$251,803	$1,541,673	$403,847

Liabilities and members’ equity (deficit)
Current liabilities:
Accrued expenses	$10,301	$2,669	$—	$1,221	$6,591	$20,782	$2,598
Tenant deposits	2,475	2,200	2,309	2,250	—	9,234	2,475
Due to third party property manager	—	—	935	—	2,179	3,114	5,212
Due to related parties	4,951	373,609	4,920	5,703	—	389,183	5,903
Notes payable - related party	—	—	218,706	281,615	255,254	$755,575	$2,598
Total Current liabilities	17,727	378,478	226,870	290,789	264,024	1,177,888	10,976
Total Liabilities	17,727	378,478	226,870	290,789	264,024	1,177,888	10,976
Members’ Equity (deficit)
Member’s capital	409,506	—	—	—	—	409,506	409,506
Distributions	(42,953)	—	—	—	—	(42,953)	(18,229)
Retained earnings	7,156	11,696	(8,180)	(1,220)	(12,221)	(2,769)	1,594
Total members’ equity	373,709	11,696	(8,180)	(1,220)	(12,221)	363,784	392,871
Total liabilities and members’ equity	$391,436	$390,174	$218,690	$289,569	$251,803	$1,541,672	$403,847

See accompanying notes to financial statements

CONCREIT SERIES LLC

CONSOLIDATING STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Belfort	Scotlyn	Monarch	933 Burlington	904 Crimson	2025 Consolidated	2024 Consolidated

Rental Income	$30,000	$28,477	$11,040	$12,437	$—	$81,954	$30,304
Unrealized loss on marketable securities	—	—	—	—	—	—	—
Realized gain on marketable securities	—	—	—	—	—	—	—
Total revenue	30,000	28,477	11,040	12,437	—	81,954	30,304

Operating Expense:
Depreciation	11,587	11,448	5,302	3,808	3,451	35,596	11,588
Insurance	1,168	973	935	572	527	4,175	475
Property management fee	1,450	1,195	595	535	—	3,775	693
Related party expenses	4,217	—	5,335	545	561	10,658	14,759
Property taxes	5,753	2,560	134	1,220	6,591	16,258	2,371
Other operating expenses	2,855	4,379	2,601	1,620	1,091	12,546	1,581
Total operating expenses	27,030	20,555	14,902	8,300	12,221	83,008	31,467
Income (loss) from operations	2,970	7,922	(3,862)	4,137	(12,221)	(1,054)	(1,163)

Other income	2,592	3,774	603	346	—	7,315	2,757
Total other income	2,592	3,774	603	346	—	7,315	2,757
Other expenses
Interest expense	—	—	4,921	5,703	—	10,624	—
Other expenses	—	—	—	—	—	—	—
Total other expenses	—	—	4,921	5,703	—	10,624	—
Net Income (loss)	$5,562	$11,696	$(8,180)	$(1,220)	$(12,221)	$(4,363)	$1,594

See accompanying notes to financial statements

CONCREIT SERIES LLC

CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Belfort	Scotlyn	Monarch	933 Burlington	904 Crimson	Consolidated

Balance at January 1, 2024	$—	$—	$—	$—	$—	$—
Issuance of membership interests	421,700	—	—	—	—	421,700
Offering costs	(12,194)	—	—	—	—	(12,194)
Distributions	(18,229)	—	—	—	—	(18,229)
Net Income	1,594	—	—	—	—	1,594
Balance at December 31, 2024	$392,871	$—	$—	$—	$—	$392,871
Issuance of membership interests	—	—	—	—	—	—
Offering costs	—	—	—	—	—	—
Distributions	(24,724)	—	—	—	—	(24,724)
Net Income (loss)	5,562	11,696	(8,180)	(1,220)	(12,221)	(4,363)
Balance at December 31, 2025	$373,709	$11,696	$(8,180)	$(1,220)	$(12,221)	$363,784

See accompanying notes to financial statements

CONCREIT SERIES LLC

CONSOLIDATING STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

						2025	2024
	Belfort	Scotlyn	Monarch	933 Burlington	904 Crimson	CONSOLIDATED	CONSOLIDATED

Cash flows from Operating Activities:
Net Income (loss)	$5,562	$11,696	$(8,180)	$(1,220)	$(12,221)	$(4,363)	$1,594
Adjustment to reconcile net income to net cash used in operating activities:	—	—	—	—	—	—	—
Depreciation	11,587	11,448	5,302	3,808	3,451	35,596	11,588
Changes in Operating Assets and Liabilities:
Due from (to) third party property managers	2,915	(1,763)	(2,175)	(2,142)	2,179	(986)	(5,212)
Accrued expenses	7,703	2,669	—	1,221	6,591	18,184	2,598
Tenant deposits	—	2,200	(2,309)	2,250	—	2,141	2,475
Net cash provided by operating activities	27,767	26,250	(7,362)	3,917	—	50,572	13,043
	—	—	—	—	—
Cash Flows from Investing Activities:	—	—	—	—	—
Payment for property	—	(373,874)	(218,706)	(281,615)	(255,254)	(1,129,449)	(381,050)
Net cash used in investing activities	—	(373,874)	(218,706)	(281,615)	(255,254)	(1,129,449)	(381,050)
	—	—	—	—	—
Cash Flows from Financing Activities:	—	—	—	—	—
Advances from related party	(952)	373,609	4,920	5,703	—	383,280	5,903
Notes payable - related party	—	—	218,706	281,615	255,254	755,575	—
Issuance of membership units	—	—	—	—	—	—	421,700
Offering costs	—	—	—	—	—	—	(12,194)
Distributions	(24,724)	—	—	—	—	(24,724)	(18,229)
Net cash provided by (used in) financing activities	(25,676)	373,609	223,626	287,318	255,254	1,114,131	397,180
Net change in cash	2,091	25,985	(2,442)	9,620	—	35,254	29,173
Cash at beginning of the year	29,173	—	—	—	—	29,173	—
Cash at end of the year	$31,264	$25,985	$(2,442)	$9,620	$—	$64,427	$29,173

See accompanying notes to financial statements.

CONCREIT SERIES LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION

Concreit Series LLC was formed June 7, 2023 in Delaware as a Delaware Series Limited Liability Company, and together with all its series (collectively, “Concreit”) is located at 1201 3rd Ave., Suite 2200, Seattle, Washington 98101. Concreit is organized as a series limited liability company and intends to conduct a Series Offering of membership interests to acquire, manage, value-add, develop, construct, lease, and/or sell real properties located throughout the United States. Concreit will be managed by Concreit Inc., “the Manager”, a Delaware corporation.

Concreit is organized as a series limited liability company and intends to conduct a series offering of membership interests in each applicable series. Each individual series will acquire a specific property prior to the offering. The series will offer and sell membership interests pursuant to a supplement to the Offering Circular.

The Series Being Offered

The following list represents each Series of Concreit Series LLC and the wholly owned limited liability company (“LLC”) for each Series. Each LLC was used to acquire the Series’ single-family rental property. The list also includes the date each Series was formed and the date the Series’ LLC acquired the property.

Name of the wholly-owned subsidiary of the Series	Series Property Address	Formation Date	Acquisition Date
Concreit Series LLC 7260 Scotlyn Way	7260 Scotlyn Way White House TN	01/01/2023	06/25/2024
Concreit Series LLC 7280 Scotlyn Way	7280 Scotlyn Way White House TN	11/19/2024	01/01/2025
Concreit Series LLC 9308 S.W.	9308 S.W. 20th Street Oklahoma City, OK	02/05/2025	02/19/2025
Concreit Series LLC 933 Concreit series LLC Burlington	933 Burlington Avenue Fort Worth TX LLC	05/30/2025	06/20/2025
Concreit Series LLC 904 Crimson	904 Crimson Wolf Rd Fort Worth TX LLC	05/30/2025	06/20/2025

Concreit will begin offering units for investment in a specific series upon qualification of the offering by the Securities and Exchange Commission. The maximum offering will be $75,000,000 in accordance with Tier II of Regulation A as set forth under the Securities Act of 1933. Concreit intends to offer the membership interests described herein on a continuous and ongoing basis. Further, the acceptance of investor subscriptions may be briefly paused at times in order to allow Concreit to effectively and accurately process and settle subscriptions that have been received.

The proceeds received in a Series Offering will be applied in the following order of priority of payment:

1)	Property Acquisition Cost - the actual cost of the Series Property that is paid to the Property seller.

2)	Offering Expenses - includes legal, accounting, escrow, underwriting, filing, and compliance costs related to a Series Offering.

3)	Acquisition Expenses - includes all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, appraisal, development, and acquisition of the Series Property. Each Series will be responsible for its acquisition expenses which it will pay out of the proceeds of its Series Offering.

Going Concern / Management’s Plans – We will rely heavily on financing from the Series Manager for working capital and human resources. These factors raise doubt about the Series’ ability to continue as a going concern. During the next 12 months, the Series intends to fund its operations from the rental income of Series Properties, and expand the portfolio of Series Properties through the and issuance of membership interests. If we are unable to raise the sufficient amount of capital, we may be required to reduce the scope of our plans, which could harm our business, financial condition, and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting – Concreit maintains its accounting records under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents – Concreit considers all short-term, highly liquid unrestricted investments with original maturities of three months or less when purchased to be cash equivalents. As of December 31, 2024, cash and cash equivalents totaled $69,981.

Segment Reporting Policy – On January 1, 2024, the Company adopted Accounting Standards Update 2023-07 – Segment Reporting (Topic ASC 280) Improvements to Reportable Segment Disclosures. The ASU improves reportable segment disclosure requirements, primarily through enhanced disclosure about significant segment expenses. The enhancements under this update require disclosure of significant segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of segment profit or loss, require disclosure of other segment items by reportable segment and a description of the composition of other segment items, require annual disclosures under ASC 280 to be provided in interim periods, clarify use of more than one measure of segment profit or loss by the CODM, require that the title of the CODM be disclosed with an explanation of how the CODM uses the reported measures of segment profit or loss to make decisions, and require that entities with a single reportable segment provide all disclosures required by this update and required under ASC 280.

The Company’s Chief Executive Officer serves as the Chief Operating Decision Maker (“CODM”) and evaluates the financial performance of the business and makes resource allocation decisions on a consolidated basis. As a result, the Company operates as a single reportable segment under ASC 280, Segment Reporting. The Company’s operations include making loans and collecting interest, all of which are managed centrally.

The CODM assesses financial performance based on revenue, operating profit, and key operating expenses.

Fair Value of Financial Instruments – Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 825, Financial Instruments, requires disclosure of fair value information about financial instruments. Management believes the fair value of financial instruments approximates their carrying amounts. The carrying value of cash and cash equivalents and certain other liabilities approximate their estimated fair values due to the short-term nature of these instruments.

Concentrations of Credit Risk – Financial instruments which potentially subject Concreit to concentrations of credit risk consist primarily of cash deposits and trust deed notes receivables. Concreit has not experienced any losses on its bank deposit accounts, and believes it is not exposed to any significant credit risk on its accounts. The prior performance of the Manager or its affiliated entities do not predict future results for Concreit. Therefore, no assurance can be given that Concreit will achieve its investment objectives.

Management Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, Concreit evaluates its estimates, including those related to the any reserve for losses and contingencies. Concreit bases its estimates on historical experience and on various assumptions, the results of which form the basis for making judgments about the carrying values of assets and liabilities that may not be readily apparent from other sources. Actual results could differ from those estimates.

Risks and Uncertainties – Real estate assets are subject to risks and uncertainties due to real estate market volatility, interest rate volatility, and credit risk. Due to the level of such risks and uncertainties, it is at least reasonably possible that changes in the values of the real estate assets will occur in the near term, and that such changes could materially affect the amounts reported in the balance sheet, statement of income and changes in members’ equity.

Real Estate Held for Investment – Real estate assets are stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation is computed on a straight-line basis over the useful lives of the properties (buildings, and improvements – ten (10) to 40 years; furniture, fixtures, and equipment – five (5) to ten (10) years, We continually evaluate the recoverability of the carrying value of its real estate assets using the methodology prescribed in ASC Topic 360, “Property, Plant and Equipment,” Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, annually recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held for investment is not considered impaired if the undiscounted, estimated cash flows of an asset (both the annual estimated cash flow from future operations and the estimated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset’s net book value at the balance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the carrying value of the asset to its estimated fair value .

Real Estate Held for Sale – Real estate assets are classified as held for sale when management commits to a plan to sell the asset, the asset is available for immediate sale in its present condition, and the sale is probable and expected to be completed within one year. Real estate assets held for sale are carried at the lower of depreciated cost or fair value less estimated costs to sell. Depreciation ceases at the time of classification as held for sale. If the carrying value of an asset classified as held for sale exceeds its fair value less estimated costs to sell, the excess is recognized as an impairment loss. Subsequent changes in fair value less estimated costs to sell are recognized in the period incurred, but shall not exceed the cumulative loss previously recognized. Real estate assets held for sale are presented separately in the consolidated balance sheets.

Revenue Recognition – Concreit adopted FASB ASC 606, Revenue from Contracts with Customers, and its related amendments, effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. Concreit determines revenue recognition through the following steps:

●	Identification of a contract with a customer

●	Identification of the performance obligations in the contract

●	Determination of the transaction price

●	Allocation of the transaction price to the performance obligations in the contract

●	Recognition of revenue when or as the performance obligations are satisfied

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration each Series expects to be entitled to in exchange for those goods or services. As a practical expedient, a Series does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Series operate rental properties and recognizes rental revenue on a monthly basis as it is earned. Revenue from leasing arrangements falls outside the scope of FASB ASC 606 and is accounted for under the provisions of FASB ASC 842.

Income Taxes – Concreit is organized as a limited liability company (LLC) for legal purposes and has elected to be treated as a C corporation for U.S. federal income tax purposes pursuant to Subchapter C of the Internal Revenue Code.

Series 7260 Scotlyn has commenced operations and filed to be taxed, as a Real Estate Investment Trust (“REIT”), and accordingly files U.S. federal income tax returns on Form 1120-REIT starting December 31, 2024. The remaining Series are structured with the intention of qualifying as REITs; however, as of the reporting date, they have not yet commenced operations or closed on property acquisitions and, therefore, are not currently filing as REITs. Such Series are expected to evaluate REIT qualification and filing status upon commencement of operations.

A REIT is generally permitted to deduct dividends paid to its members in computing taxable income. Accordingly, a REIT that distributes all or substantially all of its taxable income may have little or no U.S. federal income tax liability. Net operating losses generated by a REIT are not passed through to members but may generally be carried forward indefinitely and used to offset up to 80% of future taxable income, subject to applicable limitations.

State and local tax treatment varies. Many jurisdictions permit a dividends-paid deduction similar to the federal treatment, which may reduce or eliminate entity-level taxation where distributions exceed taxable income. In jurisdictions that do not allow such a deduction, state income taxes may apply. Members are generally not subject to state income taxes solely as a result of the location of properties held by a REIT. State rules regarding net operating loss carryforwards may differ from federal rules, including limitations on utilization and carryforward periods.

Recent Accounting Pronouncements – Under Section 107 of the JOBS Act, Concreit is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Manager has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Series (i) is no longer an emerging growth Series or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

The Financial Accounting Standards Board (“FASB”) issues Accounting Standard Updates (“ASU”) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Concreit believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to Concreit or (iv) are not expected to have a significant impact on the Series.

ASU 2024-03 — Disaggregation of Income Statement Expenses

In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40). The ASU requires entities to disclose additional information about specific expense categories included in the income statement, including purchases of inventory, employee compensation, depreciation and amortization, and intangible asset amortization. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. The Fund is currently evaluating the impact of this guidance on its financial statement disclosures.

NOTE 3 – SERIES PROPERTIES AND EQUIPMENT

As of December 31, 2025, Property and equipment, net consists of the following:

Series	Building	Land	Property Improvements	Totals	Less: Accumulated Depreciation	Property and equipment, net
7260 Scotlyn	$318,645	$62,405	$—	$381,050	$23,175	$357,875
7280 Scotlyn	314,810	59,064	—	373,874	11,448	362,426
9308 SW	174,965	43,741	—	218,706	5,302	213,404
933 Burlington	209,427	72,188	—	281,615	3,808	277,807
904 Crimson	189,823	65,431	—	255,254	3,451	251,803
	$1,207,670	$302,829	$—	$1,510,499	$47,184	$1,463,315

For the periods ended December 31, 2025 and December 31, 2024, depreciation expense was $35,596 and $11,588, respectively.

NOTE 4 – BRIDGE NOTE FINANCING, RELATED PARTY

The Company has obtained bridge financing from Concreit Inc., the Manager. A summary of the bridge financing for each Series as of December 31, 2025, is as follows:

Series	Lender	Lender Address	Bridge Note Financing, Related Party	Maturity Date	Interest Rate
9308 SW	Concreit Inc.	1201 3rd Ave Ste 2200, Seattle	$218,706	09/01/2026	4.5%
933 Burlington	Concreit Inc.	1201 3rd Ave Ste 2200, Seattle	281,615	12/20/2026	4.5%
904 Crimson	Concreit Inc.	1201 3rd Ave Ste 2200, Seattle	255,254	12/20/2026	4.5%
			$755,57 5

The Company has obtained notes payable from Concreit Inc., the Manager, which are secured by the respective Series’ properties. The notes bear interest only, with all accrued interest payable at the maturity or repayment date. As of December 31, 2025, all outstanding related-party notes payable are scheduled to mature in 2026 and, accordingly, are classified as current liabilities on the consolidated and consolidating Statement of Financial Position.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

We are not currently involved with, and does not know of, any pending or threatening litigation against the Series.

NOTE 6 – RELATED PARTY TRANSACTIONS

Concreit Inc. is the Manager of Concreit. Mr. Hsieh is the president and CEO of Concreit Series LLC.

Property purchased from the Manger - Concreit Inc., as manager of Concreit Series LLC, engaged in a related party transaction by purchasing a residential property and transferring it at cost to a designated Series LLC. The transaction, executed without markup to align with investor interests, ensuring compliance with SEC disclosure rules for material transactions between affiliated entities. This transfer reflects standard practice for the company’s asset acquisition process, maintaining fiduciary duty through cost-basis pricing and transparent governance protocols.

Due from (to) Related Party – The Series enter into various transactions with the Manager and affiliates of the Manager in the normal course of operations and financing activities. As of December 31, 2025, and December 31, 2024, certain Series owed the Manager aggregate amounts of $389,183 and $5,903, respectively, which primarily relate to initial funding for certain Series’ property acquisitions. As of December 31, 2025, and December 31, 2024, certain Series had repaid the Manager an aggregate of $0 and $402,100, respectively, following the respective Series’ offering closings. As of December 31, 2025, and December 31, 2024, no amounts were due to the Series from the Manager. These advances are interest-free for short-term purposes and do not have defined repayment terms.

The following is a summary of significant items of compensation that Concreit Inc. realizes from Concreit:

Asset Management Fee – The Manager shall earn an asset management fee equal to an annualized rate of 1% of the capital contributions to the Series. The Asset Management Fee shall be paid out of the net operating income of the Series. Any leverage that is utilized in the Series to acquire Property or otherwise shall not be included in calculating the Asset Management Fee for the Series.

Property Management Fee and Real Estate Commissions - The Manager and/or affiliates will receive compensation for its management services, which may include property management fees and real estate commissions as further described below. The Manager reserves the right to waive, assign, and/or defer any fees or reimbursements due to the Manager, in its sole discretion.

Series Property Management Fee - The Manager may retain the services of a third-party property manager who shall be entitled to receive a monthly property management fee for managing a Series’ Property (“Property Management Fee”). The Property Management Fee shall generally be equal to an annualized rate of Eight Percent (8%) of the monthly gross rents received from the Series Property and calculated as an expense within each Series. To the extent that the third-party property manager is paid a fee less than the Eight Percent (8%) charged to a Series, the Manager will receive the difference as income. The Property Management Fee will be negotiated with a local property manager on a case-by-case and arms’ length basis. Notwithstanding the foregoing, the Manager or its Affiliate may difference as income. The Property Management Fee will be negotiated with a local property manager on a case-by-case and arms’ length basis. Notwithstanding the foregoing, the Manager or its Affiliate may manage the Properties itself, at the Manager’s discretion. In certain circumstances the nature of the property management needs may be different from one Series Property to another, such as a Series property being operated a short-term rental, and in these cases the property management fee will be set at a rate that is negotiated with a third- party property manager, which generally ranges anywhere from twenty to forty percent (20% - 40%) of the monthly gross rents received.

Construction Management Fee - The Manager may receive a construction management fee for acting as the general contractor and/or construction manager to construct improvements, supervise and coordinate the project, or provide major repairs or rehabilitations on a property. The Construction Management Fee will depend on the Property and shall generally range from 5% to 15% of the construction cost spent on such Property, including, without limitation, materials and labor expenses, professional fees, and other fees, costs, or expenses, less the purchase price of the Property.

Property Disposition Fee - The Manager may retain the services of an affiliate or a third-party real estate broker to sell a property, and such affiliate or third-party real estate broker shall receive fees at rates customarily charged for similar services by companies engaged in the same or substantially similar activities in the relevant geographical area. Each Series will be charged a “Property Disposition Fee” that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. Such Property Disposition Fees are currently anticipated to range between 6% and 7% of the sale price and shall be considered an expense of the Series. The actual amount of real estate commissions cannot be determined at this time, as these commissions are dependent upon the value of each Series Property.

Offering Expenses and Acquisition Expenses - Each Series will generally be responsible for certain fees, costs and expenses incurred in connection with the offer and sale of membership interests associated with the particular Series. Each Series Offering will reimburse the Manager for Offering Expenses actually incurred by the Manager on behalf of a Series, in accordance with the Allocation Policy and as determined by the Manager in its reasonable discretion (and excludes ongoing costs). Each Series will be responsible for all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, and acquisition of the Series Property incurred prior to the Series’ Closing, including real estate commissions, appraisal fees, research fees, transfer taxes, third party industry and due diligence experts, bank fees, and interest, as applicable. Each Series will reimburse the Manager for Acquisition Expenses actually incurred by the Manager on behalf of a Series in accordance with the Allocation Policy and as determined by the Manager in its reasonable discretion. The Acquisition Expenses will be payable from the proceeds of each Series Offering and each Series shall reimburse the Manager for any such Acquisition Expenses advanced by the Manager.

Management Compensation – The following table reflects details of the total fees assessed to Series by the Manager for the year ended December 31, 2025  :

Series	Sourcing fees	Offering expenses	Reimbursement of issuance expense	Asset Management fee	Reimbursement of acquisition expenses	Total
7260 Scotlyn	$—	$12,194	$—	$4,217	$—	$16,411
7280 Scotlyn	—	—	—	—	—	—
9308 SW	—	—	—	—	—	—
933 Burlington	—	—	—	—	—	—
904 Crimson	—	—	—	—	—	—
	$—	$12,194	$—	$4217	$—	$16411

NOTE 6 – MEMBERS’ EQUITY (DEFICIT)

Each Series is managed by Concreit Inc., a Delaware corporation and managing member of the Series. The Manager is authorized to create and issue membership interest as necessary without amendment to the Series operating agreement up to $75,000,000. Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as a management team and appropriate support personnel to the Series.

The Manager will be responsible for directing the management of Series’ business and affairs, and implementing the Series’ investment strategy. The Manager has unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Series expects the Manager to make distributions on a quarterly basis. However, the Manager may change the timing of distribution or determine that no distributions shall be made, in its sole discretion.

Profits and losses shall be allocated to holders of membership interest in a Series in proportion to their respective ownership of issued membership interests.

Membership Interests – As of December 31, 2025, the Series closed on its public offerings for the gross proceeds of $421,700. The following table below outlines each Series:

Series	# of Shares Issued	Gross proceeds from the issuance of membership interests	Issuance expense (0.90%)	Offering expense (2%)
7260 Scotlyn	42,170	$421,700	$3,795	$8,399
7280 Scotlyn	—	—	—	—
9308 SW	—	—	—	—
933 Burlington	—	—	—	—
904 Crimson	—	—	—	—
	42,170	$421,700	$3,795	$8,399

In connection with the purchase of a property, each Series incurred brokerage fees of 0.90 % of gross proceeds, which is typically paid directly to the broker as a deduction from gross proceeds. Additionally, the Manager received the following reimbursements, deducted from the gross proceeds of the offering. For the years ended December 31, 2025 and December 31, 2024, the following were reimbursements and fees paid to the Manager:

●	Acquisition expenses: typically 1.2% of gross proceeds; $0 and $5,060 for the years ended December 31, 2025 and 2024, respectively. No acquisition expenses were incurred in 2025 as no Series properties closed during the year.

●	Sourcing fees: up to 3% of gross proceeds; $0 and $12,651 for the years ended December 31, 2025 and 2024, respectively. No sourcing fees were incurred in 2025 as no Series properties closed during the year.

Cash Distributions – There are two general categories of income derived from a Series:

1)	Periodic Cash Flow – This is income that is generally made on a periodic basis with a certain frequency. An example of Periodic Cash Flow may be rental income from a property, and/or other periodic cash flow generated from a property.

2)	Capital Transaction Proceeds - These are transaction-based income derived from a property. Transaction-based income includes, without limitation, the sale, refinance, and/or disposition of a property. In the event of uncertainty or ambiguity as to whether a source of income is categorized as Periodic Cash Flow or Capital Transaction Proceeds, the Manager shall have the sole and absolute discretion to determine such a category. The manner in which income is distributed from a Series will depend on the source of income.

For the years ended December 31, 2025 and December 31, 2024, distributions to investors totaling $19,865 and $18,229 respectively, which were recognized as a reduction of members’ capital.

Redemptions – There is no guarantee that the Series will have sufficient funds to cause the redemption of any membership interests. Therefore, any investment in a Series should be considered illiquid.

NOTE 7 – SUBSEQUENT EVENTS

In accordance with ASC Topic 855, Subsequent Events, Concreit has evaluated subsequent events through May 1, 2026, the date the financial statements were issued, and has determined that there were no subsequent events that require adjustment to or disclosure in the accompanying financial statements.

Item 8. Exhibit

Exhibit No.	Description
2	CERTIFICATE OF FORMATION
2.1	MEMBERSHIP AGREEMENT
4	SUBSCRIPTION AGREEMENT
6	CULTIVATE CAPITAL-DEALER AGREEMENT

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized in Seattle, Washington on May 1, 2026.

Concreit Series LLC

By:	Concreit Inc., its Manager

By:	/s/ Sean Hsieh
Name:	Sean Hsieh
Title:	Sean Hsieh, CEO of Concreit Inc

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date
/s/Sean Hsieh	Sean Hsieh, CEO of Concreit Inc.	May 1, 2026
/s/Sean Hsieh	Sean Hsieh, Chief Financial Officer of Concreit Series LLC	May 1, 2026
/s/Chris Garnett	Chris Garnett, Chief Accounting Officer Concreit Series LLC	May 1, 2026